EXHIBIT C

AGREEMENT AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT is made as of May 1, 2009 between the Quantitative Group of Funds d/b/a the “Quant Funds” on behalf of each of the its series (each a “Fund” and together, the “Funds”) and Quantitative Investment Advisors, Inc. (the “Manager”) on behalf of Quantitative Institutional Services (a division of the Manager), (the Funds and Manager are collectively referred to as the “Insureds”).

WHEREAS, the Funds are to be named as Insureds under a Joint Insured Fidelity Bond (the “Bond”) issued to the parties hereto with a term May 1, 2009 to May 1, 2010 (the “Insurer”);

WHEREAS, the Insureds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among parties and in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”);

NOW THEREFORE, it is hereby agreed as follows:

1.        In the event that the claims of loss of two or more Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 (b) under the Act.

2.         In the event that an insurer asserts that the liability to the Manager in the event of a loss under any fidelity bonds has the effect of reducing the maximum limit of its liability under the Bond, the Manager agrees to reduce its claim against such insurer under such other fidelity bond to the extent required so that any Fund claimant shall receive at least the lesser of proceeds equal to the full amount of its claim or the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3.         The obligations of the Funds under this Agreement are not binding upon any of the Trustees or Fund shareholders individually, but bind only the respective assets of each Fund.

4.         The parties to this Agreement consent to having any other registered investment company managed by the Manager become a party to this Agreement.

This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

            IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

QUANTITATIVE Group of Funds
By: /s/ Willard L. Umphrey Willard L. Umphrey President

QUANTITATIVE Investment Advisors, Inc.
By: /s/ Willard L. Umphrey Willard L. Umphrey President